Mail Stop 4561

June 10, 2009

Mr. Jack Ruff
President and Chief Executive Officer
Sunair Services Corporation
1350 E. Newport Center Drive
Suite 201
Deerfield Beach, FL 33442-7712

>   **Re: Sunair Services Corporation**
>   **Form 10-K for the year ended September 30, 2007**
>   **Filed 01/15/08**
>   **Form 10-K for the year ended September 30, 2008**
>   **Filed 1/13/09**
>   **File No. 001-04334**

Dear Mr. Ruff:

We have reviewed your response letter dated May 21, 2009 and have the following additional comment. Please be as detailed as necessary in your explanations. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2008

Note 1 – Business Activity and Summary of Significant Accounting Policies, page 35

1.   We note your responses to our comments and your revised analysis; however, we continue to question the reasonableness of the valuation of your Middleton reporting unit, particularly your assumptions regarding sales growth used in your cash flow scenarios and the weighting of your market capitalization method.

- You state that although your year-to-date revenues are short of your projections and also your previous year revenues, you believe that your sales growth assumptions are appropriate since you have offset your lower revenues with reduced expenses; however, it does not appear reasonable to us to use such sales growth assumptions since your revenues do not support the growth rates and it is unlikely that expense reduction will be sufficient to offset the sales growth shortfall. Furthermore, we note that the results of your revised analysis show only a slight excess of the fair value of the Middleton Unit over the carrying value which indicates that your cash flow scenarios are very sensitive to any changes in your assumptions. Since we continue to question the reasonableness of your assumptions and especially due to the sensitivity of those assumptions, we believe that you should further revise your cash flow analyses.

- Secondly, although we note that you are a smaller capitalized company with a thin trading volume, your market capitalization continues to be significantly below your book value and should be given greater weighting in your fair value analysis. Please revise accordingly.

*****

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please key your response to our comment and provide any requested information. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant